November 26, 2019

Jack Dorsey
Chief Executive Officer
Square, Inc.
1455 Market Street, Suite 600
San Francisco, CA 94103

       Re: Square, Inc.
           Form 10-Q for the Quarter Ended March 31, 2018
           Filed May 2, 2018
           Form 10-Q for the Quarter Ended June 30, 2018
           Filed August 1, 2018
           File No. 001-37622

Dear Mr. Dorsey:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology